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                       November 29, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-1
                                                            Filed November 4,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.
 Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany 29,
November  NameMeihua
              2021      International Medical Technologies Co., Ltd.
November
Page 2    29, 2021 Page 2
FirstName LastName
Amendment No. 5 to Registration Statement on Form F-1 filed November 4, 2021

Risk Factors, page 21

1. We note your correspondence to comments 1 and 2 providing that you do not face any risk of delisting and/or prohibition from trading under the Holding Foreign Companies
         Accountable Act as you are currently retaining a U.S. based auditor that is registered with the PCAOB. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate your auditor completely, such as the risk that future audit reports may not be prepared by auditors that are completely inspected by the PCAOB or the lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating auditors' audits and their quality control procedures.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joe Laxague, Esq.